UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026
Commission File Number 000-51138

GRAVITY CO., LTD.
———————————————————————————————————————
(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
———————————————————————————————————————
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the "Company")

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders (“AGM”) will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2025 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Friday, March 27, 2026, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room #2 located at 3F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported
Agendum 1: Audit Results, Business Reports and Management’s Report on Internal Control over Financial Reporting for the Fiscal Year 2025 (from January 1, 2025 to December 31, 2025)
b) Agenda to be proposed for resolution
Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2025
2: Approval of Appointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2026

Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2025

<Summary of Consolidated Financial Statements>

	2024	2025		2024	2025
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	686,459	742,662	Revenues	500,845	560,547
Total liabilities	118,096	105,295	Operating Income	86,189	79,030
Capital stock	3,474	3,474	Income before income tax	106,347	90,939
Total shareholders’ equity	568,363	637,367	Net Income	84,902	67,309

<Summary of Non-consolidated Financial Statements>

	2024	2025		2024	2025
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	462,097	539,639	Revenues	179,303	186,121
Total liabilities	43,443	38,165	Operating Income	44,190	43,022
Capital stock	3,474	3,474	Income before income tax	102,346	98,145
Total shareholders’ equity	418,654	501,474	Net Income	87,892	82,821

* The consolidated financial statements and the non-consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

* The consolidated financial statements and non-consolidated financial statements are not completely audited and would be subject to availability. Please refer to the consolidated financial statements and non-consolidated financial statements including the independent auditor’s opinion, due to be disclosed later.

Agendum 2: Approval of Appointment of Directors

- 10 persons are nominated for reappointment as the term expire in March 2026 and 1 person is nominated for appointment.

Name	Major experience	Memo
Hyun Chul Park
Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)
Gravity NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)
Gravity Games Corporation, Director (2010-2018)
Gravity Interactive, Inc., President (2021-present), Director (2014-present)
Gravity Communications Co., Ltd., Director (2018-2023)
Gravity Game Arise Co., Ltd., Director (2019-2021)
GungHo Online Entertainment, Inc., General Manager of GV Business Division (Formerly known as International Business Division) (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)

Reappointment
Yoshinori Kitamura
Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present), Chief Compliance Officer (2022-present)
Gravity NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)
Gravity Interactive, Inc., Chief Executive Officer (2008-present)
Gravity Entertainment Corporation, Chief Executive Officer (2008-2019)
Gravity Games Corporation, Director (2010-2018)
Gravity Communications Co., Ltd., Chief Executive Officer (2018-present)
PT Gravity Game Link, Chief Executive Officer (2019-present)
Gravity Game Tech Co., Ltd., Chief Executive Officer (2019-present)
Gravity Game Arise Co., Ltd., Chief Executive Officer (2019-present)
Gravity Game Hub PTE., Ltd., Chief Executive Officer (2021-present)
Gravity Game Vision Limited, Chief Executive Officer (2022-present)
Gravity Game Unite Sdn. Bhd., Chief Executive Officer (2025-present)
GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division (Formerly known as International Business Division) (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)

Reappointment

Kazuki Morishita
Gravity Co., Ltd., Executive Director (2008-present)
GungHo Online Entertainment, Inc., Chief Development Officer (2026.2-Present), Chairman of the Board of Directors(2026. 2-Present) President & Chief Executive Officer(2004-2026.1), Representative Director(2004-2026.01) Chief Operating Officer (2002-2004)
Game Arts Co., Ltd., Chairman of the Board of Directors (2026. 2-Present), Chief Executive Officer (2008-2026.1), Director (2005-2008)
GungHo Online Entertainment America, Inc., Director (2012-present)
SUPER TRICK GAMES, Inc., Chairman (2022-present), Chief Executive Officer (2018-2022), Director (2013-2018)
SQUAD STARS, Inc., Chairman & CEO (2024-present), Chief Executive Officer (2023-2024)
Grasshopper Manufacture, Inc., Director (2018-2021)
Alim Co., Ltd. Chairman (2024-present)

High School affiliated with Chiba University of Commerce (1992)

Reappointment
Kazuya Sakai
Gravity Co., Ltd., Executive Director (2009-present)
GungHo Online Entertainment, Inc., President,& Chief Executive Officer (2026.2-present), Representative Director (2026.2-present), Chief Financial Officer (2004-2026.1), Director (2005- 2026.01), Investor Relations Officer (2011-2014)
GungHo Online Entertainment America, Inc., Director (2012-present)
SUPER TRICK GAMES, Inc., Director (2013-present)
Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)
GAME ARTS Co., Ltd., Chief Executive Officer(2026.2-present), Director (2017-2026.1)
SQUAD STARS, Inc., Director (2023-present)
Acquire Corp., Auditor (2011-2015), Director (2015-2023)
PlayPhone, Inc., Director (2015-2019)
Grasshopper Manufacture, Inc., Director (2018-2021)
mspo, Inc., Director (2018-2021)
Alim Co., Ltd. Director (2024-present)

Kyushu Sangyo University, B. Com.(1987)

Reappointment
Koji Yoshida
Gravity Co., Ltd., Executive Director (2024-present)
GungHo Online Entertainment, Inc., Director (2012-present), Executive General Manager of Business Administration Division and Chief Customer Officer and Chief Crisis Management Officer (2011-present)
Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)
SQUAD STARS, Inc., Director (2023-present)
Acquire Corp., Director (2014-2023)
Alim Co., Ltd. Director (2024-present)

Keio University, B.A. in Economics (1977)

Reappointment

Chung Lew
Gravity Co., Ltd., Independent Director (2011-present)
HyeWon Memorial Cultural Foundation, Director (2025-present)
Merry Year International, Director (2014-present)
Samhasa GP, Representative Partner (2007- present)
Euidang Foundation, Chair of the Board of Trustees (2007-present)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)
Waseda University, M.A. in Commerce (1987)
INSEAD, MBA (1995)

Reappointment
Yong Seon Kwon
Gravity Co., Ltd., Independent Director (2019-present)
Jeongmyeong Metal Co., Ltd., Auditor (2024-present)
Jeonghyeon Tax Services Company, Director (2019-2024)
Sokcho Tax office, Taxpayer Advocate Manager (2015-2018)
Jungbu Regional Tax office, Litigation Officer (2012-2014)
Jungbu Regional Tax office, Investigation Team Manager (2010-2012)
National Tax Service, Tax Office, Investigator (1983-2009)

University of Seoul, B.A. in Accounting (1986)

Reappointment
Kee Woong Park
Gravity Co., Ltd., Independent Director (2020-present)
APEX LLC., Chief Managing Partner (2009-present)
Construction Guarantee, Management Committee Member (2023-present)
Trust Science Institute of Korea, Vice President (2019-present)
Kwang-Sung School Foundation, Director (2014- present)
The Judicial Research & Training Institute, Supreme Court of the Republic of Korea (1989)

University of British Columbia, Asia Law Center (Visiting Scholar) (2004-2005)
Seoul National University, College of Law (LL.B.) (1985)

Reappointment

Heung Gon Kim
Gravity Co., Ltd., Director (2021-present), Chief Financial Officer (2008-present), Accounting team manager (2004-2006), Accounting Treasury General Manager (2006-2007), Executive General Manager of Finance Division (2007-2008)
Gravity Interactive, Inc., Vice President (2021-present), Chief Financial Officer (2009-2020), Director (2011-present)
Gravity Games Corporation, Director (2010-2018), Chief Executive Officer (2013-2018), Liquidator (2018)
Gravity Entertainment Corporation, Director (2011-2019)
Gravity NeoCyon, Inc., Director and Chief Financial Officer (2011-present)
Gravity Communications Co., Ltd., Director and Chief Financial Officer (2018-present)
PT Gravity Game Link, Director (2019-present)
Gravity Game Tech Co., Ltd., Director (2019-present)
Gravity Game Arise Co., Ltd., Director (2019-present)
Gravity Game Hub PTE., Ltd., Director and Chief Financial Officer (2021-present)
Gravity Game Vision Limited, Director and Chief Financial Officer (2022-present)
Gravity Game Unite Sdn. Bhd., Director and Chief Financial Officer (2025-present)
Modottel, Inc., Accounting team manager (2002-2004)

Chung Ang University, B.A. in Accounting (1992)

Reappointment
Geum Ok Sim
Gravity Co., Ltd., Independent Director (2024-present)
Daeyul Accounting Corporation, Director (2024-present)
G-Pyung Accounting Corp., Director (2019-2024)
Jinil Accounting Corp, Director (2018-2019)
Gachon University, Adjunct Professor in Dept. of B.A. (2017-2018)
Eujin Accounting Corp, Director (2016-2018)
T-Stone Co., Ltd., TIME Education Co., Ltd., Director (2008-2016)
KPMG Samjong Accounting Corp., Audit Team Manager (2001-2008)
KPMG SanTong Accounting Corp., Accountant (1996-2000)
Registered as a member of the KICPA (Certified Public Accountant)(1998) & KICTA (Certified Tax Accountant)(1999)

Gachon University, Ph.D. in Accounting & Taxation (2021)
Yonsei University, M.A. in Business Law (2017)
Kyungwon University, B.A. in Accounting (1996)

Reappointment
Yeong Ah Park
Korean Women Association of Certified Public Accountants, Director (2025–Present)
Seohyun Accounting Corporation, Partner (2024–Present)
Seohyun Accounting Corporation, Director (2020–2024)
Samsung Securities Pension Business Division, Senior Manager (2015–2020)
Samil PricewaterhouseCoopers, Manager (2012–2015)
Samil PricewaterhouseCoopers, Accountant (2007–2012)

Kookmin University, B.A in Accounting Information (2006)
Appointment

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2026

- For 2026, it is proposed to maintain KRW 4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: March 6, 2026